# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARC Group Acquisition I Corp., CIK 0002073515
CUSIP: G24498118
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 398 S Mill Avenue, Suite 306, Tempe, Arizona (AZ), 85284
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001878495

## Reporting persons
- ATW SPAC MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 835,000; sole dispositive power 0; shared dispositive power 835,000; aggregate amount beneficially owned 835,000 (6.5% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,035,000; sole dispositive power 0; shared dispositive power 1,035,000; aggregate amount beneficially owned 1,035,000 (8.1% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,035,000; sole dispositive power 0; shared dispositive power 1,035,000; aggregate amount beneficially owned 1,035,000 (8.1% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: ARC Group Acquisition I Corp.
Address of issuer's principal executive offices:
398 S Mill Avenue, Suite 306
Tempe, Arizona 85284

## Item 2. Person Filing
Name of person filing:
ATW SPAC Management LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
ATW SPAC Management LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
ATW SPAC Management LLC - 835,000*
Kerry Propper - 1,035,000*
Antonio Ruiz-Gimenez - 1,035,000*

*The Class A Ordinary Shares (the "Shares") of ARC Group Acquisition I Corp. (the "Issuer") reported herein are held by (1) one or more private funds managed by ATW SPAC Management LLC, a registered investment adviser (the "Adviser"), which has been delegated exclusive authority to vote and/or direct the disposition of certain Shares and (2) a private fund, SZOP Multistrat LP, managed by an advisory affiliate of the Adviser. Kerry Propper and Antonio Ruiz-Gimenez are managing members of the Adviser and its advisory affiliate.

The percentages reported herein are based upon the 12,758,000 Shares issued and outstanding as of May 14, 2026 as disclosed in the Issuer's Form 10-Q filed with the SEC on May 14, 2026.

This report shall not be deemed an admission that any reporting person herein or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person's pecuniary interest therein, if any.
Percent of class:
ATW SPAC Management LLC - 6.5%
Kerry Propper - 8.1%
Antonio Ruiz-Gimenez - 8.1%
Sole power to vote or to direct the vote:
ATW SPAC Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
ATW SPAC Management LLC - 835,000*
Kerry Propper - 1,035,000*
Antonio Ruiz-Gimenez - 1,035,000*
Sole power to dispose or to direct the disposition:
ATW SPAC Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
ATW SPAC Management LLC - 835,000*
Kerry Propper - 1,035,000*
Antonio Ruiz-Gimenez - 1,035,000*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW SPAC MANAGEMENT LLC: /s/ Kerry Propper, Kerry Propper, Co-Managing Member (08/13/2026)
- Kerry Propper: /s/ Kerry Propper, Individually (08/13/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (08/13/2026)